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                             April 28, 2023

       Diamantis Andriotis
       Chief Executive Officer
       C3is Inc.
       331 Kifissias Avenue
       Erithrea 14561
       Athens, Greece

                                                        Re: C3is Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed April 12,
2023
                                                            File No. 333-271228

       Dear Diamantis Andriotis:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed April 12, 2023

       Audited Carve Out Financial Statements of C3is Inc. Successor Notes to the Combined carve-out Financial Statements
       1. Basis of Presentation, page F-7

   1. You disclose that C3is Inc. Predecessor is affiliated with the family of Harry Vafias, the
                                                        Chairman, CEO and
President of Imperial Petroleum (IMPP) and as such the Company and C3is Inc.
Predecessor are related parties. You also state at page 8 that C3is
                                                        Inc. Predecessor is
controlled by members of the Vafias family. We understand that Mr.
                                                        Vafias maintains
significant voting interests and substantial influence over IMPP through his ownership of its
common and preferred stock and the aforementioned roles he
                                                        serves at IMPP. Please
tell us how you considered these factors in determining whether
 Diamantis Andriotis
C3is Inc.
April 28, 2023
Page 2
       common control existed between C3is Inc. Predecessor and Imperial Petroleum, providing an analysis that supports your accounting for the acquisition of these vessels by C3is Inc.
       Successor at fair value.
Audited Combined Financial Statements of C3is Inc. Predecessor
Notes to Combined carve-out Financial Statements
3. Transactions with Related parties, page F-22

2. We note that C3is Inc. Predecessor sold the vessels Eco Bushfire and Eco Angelbay to
       IMPP for a total of $39 million on July 7, 2022. However the statements of comprehensive income and cash flows do not appear to reflect the gain/loss or the proceeds received upon sale of Eco Angelbay. Please explain why this transaction is not reflected in the financial statements or revise your disclosure accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
S. Levenberg, Special Counsel, at (202) 551-3707 or Laura Nicholson, Special Counsel, at
(202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameDiamantis Andriotis
                                                            Division of
Corporation Finance
Comapany NameC3is Inc.
                                                            Office of Energy &
Transportation
April 28, 2023 Page 2
cc:       Finn Murphy, Esq., of Goodwin Procter LLP
FirstName LastName